December 31, 2025

David Frank
Interim Chief Executive Officer and Chief Financial Officer
AquaBounty Technologies, Inc.
233 Ayer Road, Suite 4
Harvard, Massachusetts 01451

       Re: AquaBounty Technologies, Inc.
           Registration Statement on Form S-3
           Filed December 23, 2025
           File No. 333-292411
Dear David Frank:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services
cc:   James A. E Giesel. Esq.